# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 101 LARRY HOLMES DR., SUITE 313, EASTON, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002090482

## Reporting persons
- Wedbush Alpha One ORBS T1, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,643,836; shared voting power 0; sole dispositive power 11,643,836; shared dispositive power 0; aggregate amount beneficially owned 11,643,836 (6.4% of the class)
- Alpha One Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 11,643,836; shared voting power 0; sole dispositive power 11,643,836; shared dispositive power 0; aggregate amount beneficially owned 11,643,836 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 LARRY HOLMES DR., SUITE 313, EASTON, PENNSYLVANIA, 18042

## Item 2. Person Filing
Name of person filing:
WEDBUSH ALPHA ONE ORBS T1, LLC
ALPHA ONE ASSET MANAGEMENT, LLC
Address of principal business office or, if none, residence:
WEDBUSH ALPHA ONE ORBS T1, LLC
225 S. Lake Ave., Penthouse
Pasadena, CA 91101
ALPHA ONE ASSET MANAGEMENT, LLC
225 S. Lake Ave., Penthouse
Pasadena, CA 91101
Citizenship:
WEDBUSH ALPHA ONE ORBS T1, LLC - Delaware
ALPHA ONE ASSET MANAGEMENT, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
WEDBUSH ALPHA ONE ORBS T1, LLC - 11,643,836
ALPHA ONE ASSET MANAGEMENT, LLC - 11,643,836
Percent of class:
WEDBUSH ALPHA ONE ORBS T1, LLC - 6.4%
ALPHA ONE ASSET MANAGEMENT, LLC - 6.4%
The percentages set forth above is based upon 181,474,997 shares outstanding as of September
9, 2025, based on disclosures in the Issuer's Registration Statement on Form S-3 filed on
September 11, 2025.
Sole power to vote or to direct the vote:
WEDBUSH ALPHA ONE ORBS T1, LLC - 11,643,836
ALPHA ONE ASSET MANAGEMENT, LLC - 11,643,836
The power to direct the voting and disposition of the securities beneficially owned by Wedbush
Alpha One Orbs T1, LLC ("Orbs T1") is exercised by the manager of Orbs T1, Alpha One Asset
Management, LLC ("Manager"). All investment and voting decisions with respect to such securities are made by the Manager. The Manager expressly disclaims beneficial ownership of the securities reported herein for purposes of Section 13(d) of the Securities Exchange Act of
1934, as amended, or otherwise.
Shared power to vote or to direct the vote:
WEDBUSH ALPHA ONE ORBS T1, LLC - 0
ALPHA ONE ASSET MANAGEMENT, LLC - 0
Sole power to dispose or to direct the disposition:
WEDBUSH ALPHA ONE ORBS T1, LLC - 11,643,836
ALPHA ONE ASSET MANAGEMENT, LLC - 11,643,836
The power to direct the voting and disposition of the securities beneficially owned by Orbs T1 is exercised by the Manager. All investment and voting decisions with respect to such securities are made by the Manager. The Manager expressly disclaims beneficial ownership of the securities reported herein for purposes of Section 13(d) of the Securities Exchange Act of
1934, as amended, or otherwise.
Shared power to dispose or to direct the disposition:
WEDBUSH ALPHA ONE ORBS T1, LLC - 0
ALPHA ONE ASSET MANAGEMENT, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Undertaking

## Signatures
- Wedbush Alpha One ORBS T1, LLC: Erin Preston, Chief Compliance Officer of Alpha One Asset Management, LLC, Manager of Wedbush Alpha One ORBS T1, LLC (10/07/2025)
- Alpha One Asset Management, LLC: Erin Preston, Chief Compliance Officer (10/07/2025)